

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

<u>Via E-mail</u>
John D. Moran
Vice President, General Counsel and
Secretary
GrafTech International Ltd.
Suite 300 Park Center I
6100 Oak Tree Boulevard
Independence, Ohio 44131

> **Re: GrafTech International Ltd.**
> **Schedule 14D-9 Filed May 26, 2015**
> **Schedule 13E-3 Filed May 27, 2015**
> **File No. 005-45707**

Dear Mr. Moran:

We have reviewed the filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please disclose the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 1008(a) of Regulation M-A

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3</u>

2.   Disclosure indicates that "[a]ssuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Offer, as of the date hereof, satisfaction of the Minimum Condition would require the tender of approximately 15% of

the currently outstanding Shares." Please disclose the number of shares that must be tendered in order to satisfy the Minimum Condition.

3.   Disclosure indicates that "[a]ssuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Offer, as of the date hereof, satisfaction of the Merger Condition would require the tender of approximately 75% of the currently outstanding Shares." Please disclose the number of shares that must be tendered in order to satisfy the Merger Condition.

Item 4. The Solicitation or Recommendation, page 11

Background and Reasons for the Board's Recommendation, page 11

4.   Disclosure indicates that the "Board discussed various alternatives to the proposed transactions with Brookfield." Please provide all the information required by Item 1013(b) of Regulation M-A as to such alternatives and why they were not pursued.

5.   Explain why the company chose not to solicit other potential transaction partners or to "shop" itself after being approached by Brookfield. See Item 1013(b) of Regulation M-A.

6.   Please disclose the information required by Item 1013(c) and (d) of Regulation M-A. In doing so, please consider the instructions to Item 1013 of Regulation M-A.

7.   Disclosure indicates that "all of the Company's directors (except for Mr. Hawthorne) intend to tender all of their Shares in the Offer and the Company's executive officers (including Mr. Hawthorne) intend to tender a portion of their Shares in the Offer." Please disclose the reasons for the intended action. Refer to Item 1012(d) of Regulation M-A. If insiders of the company will retain a material equity interest in the company going forward, consider whether they should be filers on the Schedule 13E-3. We may have further comments.

Certain Forecasts, page 28

8.   Please disclose the material assumptions underlying management projections and describe the limitations of the management projections.

Item 8. Additional Information, page 31

Appraisal Rights, page 34

9.   Please provide a brief summary of appraisal rights under Section 262 of the DGCL, including the timeframe for perfecting appraisal rights, and disclose when shareholders will be provided with the statutory notice of appraisal rights.

Forward-Looking Statements, page 37

10.   Disclosure indicates that you have no duty to update forward-looking statements. Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company's obligation under Rule 14d-9(c).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Clyde Tinnen, Esq.
        Withers Bergman LLP